Exhibit 99(a)(5)(I)

This document is an unofficial translation of the French Offer document and is provided solely for informational purposes. Securityholders of ILOG S.A. and other investors may obtain official copies of the tender offer materials for the French Offer and any other documents filed with the French Autorité des marchés financiers (the “AMF”) from the AMF’s website (www.amf-france.org) without charge. This document DOES NOT apply to the U.S. Offer and DOES NOT constitute an offer to purchase or a solicitation of an offer to sell any securities of ILOG S.A. in the U.S. Offer. The solicitation and the offer to purchase the outstanding securities of ILOG S.A. in the U.S. Offer will be made only at the time of the launching of the U.S. Offer pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its indirect wholly owned subsidiary CITLOI S.A.S. intend to file with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Schedule TO. ILOG S.A. securityholders and other investors will be able to obtain copies of these tender offer materials for the U.S. Offer, as well as any other related documents filed with the SEC, from the SEC’s website (http://www.sec.gov), without charge. Such materials filed by IBM and ILOG S.A. will also be available for free at IBM’s website (http://ibm.com), and at ILOG S.A.’s website (http://www.ilog.com), respectively.

PUBLIC TENDER OFFER

for the

SHARES AND WARRANTS ISSUED BY

By

CITLOI

An indirect wholly-owned subsidiary of

PRESENTED BY

Presenting Bank and Guarantor	Presenting Bank

CITLOI OFFER DOCUMENT

Terms of the Offer :
10 euros per share with any dividend for the financial year ended 30 June 2008 attached
0.50 euro per 2003 Warrant n°1
0.50 euro per 2003 Warrant n°2
0.65 euro per 2004 Warrant
0.50 euro per 2005 Warrant
0.83 euro per 2006 Warrant
1.93 euro per 2007 Warrant
Offer period: 25 stock exchange trading days

IMPORTANT NOTICE
If the conditions of article L. 433-4 III of the French Monetary and Financial Code and articles 237-14 to 237-16 of the General Regulations of the French stock market authority (Autorité des marchés financiers) (the “AMF”) are satisfied at the close of the tender offer, CITLOI intends to request the AMF, within a period of three months of the closing of the offer, to implement a squeeze-out procedure against payment of compensation equal to the offer price for the security in question, being, as the case maybe, 10 euros per share with coupon attached, 0.50 euro per 2003 Warrant n°1, 0.50 euro per 2003 Warrant n°2, 0.65 euro per 2004 Warrant, 0.50 euro per 2005 Warrant, 0.83 euro per 2006 Warrant and 1.93 euro per 2007 Warrant.

2

Pursuant to article L. 621-8 of the French Monetary and Financial Code and to article 231-23 of its General Regulations, the AMF has, in compliance with the clearance decision of the tender offer dated as of 12 September 2008, issued visa n° 08-186 dated as of 12 September 2008 relating to this offer document. This offer document has been prepared by CITLOI under the responsibility of the persons having signed this offer document. Pursuant to article L. 621-8-1 I of the French Monetary and Financial Code, the visa was granted after the AMF had checked “whether the document is complete and understandable, and whether the information contained in it is consistent”. The visa does not imply approval of the opportunity of the transaction or the authentification of the accounting and financial information presented.

This offer document is available on the website of the AMF (www.amf-france.org) and on the website of IBM (www.ibm.com) and may be obtained free of charge from:
NATIXIS 30, avenue Pierre Mendès France 75013 Paris - France	UBS Securities France S.A. 65, rue de Courcelles 75008 Paris - France
In accordance with article 231-28 of the AMF General Regulations, the other information relating to the bidder will be made available in the same way to the public no later than the day preceding the opening of the offer.

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1.	PRÉSENTATION OF THE TENDER OFFER

The Offer

Pursuant to chapter III of part II, and more particularly articles 232-1 et seq., of the AMF General Regulations, CITLOI, a société par actions simplifiée organized under French law with a share capital of 37,000 euros, registered with the Companies and Commercial Registry of Nanterre under number 507 645 612, having its registered office at Tour Descartes - La Défense 5, 2, avenue Gambetta, 92066 Paris La Défense Cedex (“CITLOI” or the “Bidder”), a direct wholly-owned subsidiary of IBM International Group BV, a company organized under Dutch law with a share capital of 100,000 euros having its registered office at Johan Huizingalaan 765, 1066 VH Amsterdam, which is in turn a directly and indirectly wholly-owned subsidiary of International Business Machines Corporation, a New York corporation having its registered office located at New Orchard Road, Armonk, New York 10504, USA (“IBM”), offers to acquire from the holders of shares and securities giving rights to the share capital of or voting rights in ILOG S.A., a société anonyme organized under French law with a share capital of 19,208,848 euros, registered with the Companies and Commercial Registry of Créteil under number 340 852 458, having its registered office at 9 rue de Verdun 94250 Gentilly (“ILOG” or the “Company”), under the terms and conditions described below ( the “Offer”):

■
any and all of the shares issued by the Company that are traded on Eurolist by Euronext™ (Compartment B) market under the code FR0004042364, symbol ILO, whether existing or to be issued upon exercise of Warrants (as such term is defined below) or stock options, namely, to Bidder’s knowledge, a maximum number of 23,109,853 shares (19,208,848 issued shares + 3,647,005 shares which could be issued upon exercise of stock options + 254,000 shares which could be issued upon exercise of  Warrants, as this term is defined below) (Source : ILOG); and

■	any and all Warrants (as this term is defined below) as of 26 August 2008, namely, to Bidder’s knowledge, 254,000 Warrants.

The Company proceeded with free allotments of shares in favor of some of its employees and directors. As of the date of the filing of the Offer, said shares remained in the course of their acquisition period and were consequently not definitively attributed.

In the event that some of these shares became definitively attributed before the closing date of the reopened Offer, they would not be transferable by their beneficiaries. They would thus not be included in the Offer. If nevertheless some of these defintively attributed shares became transferable earlier than expected before the closing date of the reopened Offer pursuant to articles L. 225-197 et seq. of the French Commercial Code (by reason of death or incapacitation of a beneficiary), they would be included in the Offer and could be tendered in the Offer.

ILOG shares are referred to in the singular as a “Share” or in the plural as the “Shares”. All of the ILOG warrants are referred to in the singular as a “Warrant” or in the plural as “Warrants”. Each Share and Warrant is referred to in the singular as a “Security” or in the plural as the “Securities”.

Other than the Shares, the stock options, the Warrants and the free allotments of shares referred to above, there are, to Bidder’s knowledge, no other rights, equity securities or any other financial instruments giving present or future access to the share capital or voting rights of the Company.

NATIXIS (“NATIXIS”) and UBS Securities France S.A. (“UBS”), in their capacity as presenting banks for the Offer, filed the proposed Offer and  a draft Offer document with the AMF on behalf of Bidder on 26 August 2008. Only NATIXIS guarantees, in accordance with the provisions of article 231-13 of the AMF General Regulations, the content and irrevocability of the undertakings of Bidder in connection with the Offer. The Offer shall be made under the standard procedure in accordance with the provisions of articles 232-1 et seq. of the AMF General Regulations.

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A separate offer is being made in the United States, on terms substantially similar to those of the Offer1, to all holders of American Depositary Shares (referred to in the singular as an “ADS” or in the plural as “ADSs”) and all holders of other Securities residing in the United States (the “US Offer”, and together with the Offer, the “Offers”).

Memorandum of Understanding

IBM and ILOG entered into an agreement on 27 July 2008 (the “Memorandum of Understanding”), under the terms of which they agreed that IBM (or an affiliate of IBM) would file two tender offers, one in France and the other in the United States, with a view to acquiring all the Securities of the Company subject to the fulfillment of the following conditions precedent:

upon receipt of the report, including a fairness opinion, of the independent expert appointed in accordance with the provisions of articles 261-1 et seq. of the AMF General Regulations, the Board of Directors of the Company shall have unanimously (a) confirmed that the acquisition of the Company by IBM through the Offers is in the best interests of the Company, its employees, shareholders and other securityholders; (b) recommended its shareholders and other securityholders to tender their securities in the Offers; (c) decided to modify the terms and conditions of the Warrants, to allow the holders to tender such Warrants in the Offers; and (d) authorized the CEO to tender the treasury shares in the Offers, and each member of the Target Board shall have declared that he will tender his Shares and Warrants in the Offers.

The Company undertook to modify the terms of all stock options so that they will all be exercisable on the date of opening of the Offer. IBM undertook to offer payments to holders of out of the money stock options or of rights to free allotments of shares, in consideration for the waiver of their rights, as described in section 2.3.

Furthermore, the Memorandum of Understanding further provides an exclusivity undertaking in favor of IBM and the Company and IBM have undertaken to cooperate to achieve a successful outcome for the Offers.

The Company has undertaken to tender in the Offers all the treasury shares it holds which are not earmarked for the satisfaction of legal and contractual requirements, if IBM so requires.

It has been agreed that the Company shall pay to IBM a break fee in an amount of 4 million euros, representing approximately 2% of the Offers’ total consideration, to compensate IBM for its costs and its management time if:

-	ILOG’s board either does not recommend the Offers on or prior to 15 September 2008, or withdraws or modifies its recommendation and/or recommends an offer from a third party; or

-	the Offer is withdrawn pursuant to article 232-11 of the AMF Regulation.

Further Information

A summary in French of the Memorandum of Understanding is available on the website of the Company (www.ilog.fr). This summary is also included in the offer response document filed by the Company with the AMF.

A full version of the Memorandum of Understanding has been filed with the SEC as an exhibit to ILOG’s Report of Foreign Private Issuer on Form 6-K.

After signing of the Memorandum of Understanding on 27 July 2008, IBM and ILOG issued on 28 July 2008 a joint press release, which is available in English on IBM’s website (www.ibm.com).

1 It is specified that the price offered for the Shares and Warrants tendered in the US Offer will be equal to the price offered in the Offer and the price offered for the ADSs will be an amount in US dollars equal to the price offered in the Offer for the Shares, such amount to be determined by using the U.S. dollar spot against the euro exchange rate on the date on which funds are received by the receiving agent, or its custodian in France.

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1.1	Reasons for the Offer and intentions of Bidder

1.1.1	Context of the Offer

IBM and ILOG have worked together a number of years and have been business partners for more than ten years.  As both a customer of certain ILOG products and through partnering relationships with ILOG, IBM has a pre-existing familiarity with ILOG technology and personnel.  The commercial relationship between IBM and ILOG has generally expanded over the years, and representatives of the two companies have had frequent contacts.

In connection with the ongoing, established commercial relationships between the two companies, during 2006 IBM identified ILOG as a potential acquisition candidate.  During the fourth quarter of 2006, IBM decided to begin to explore the development of further strategic relationships between the two companies, including a possible acquisition of ILOG.

Commencing in November 2006, Mr. Archie W. Colburn, Managing Director, Corporate Development, IBM, and Mr. John R. Thompson, Vice President, Business Development, AIM, IBM, met with a representative of ILOG, Mr. Desmond Delandro, Vice President, Strategic Alliances, to determine whether ILOG would be receptive to an approach by IBM to discuss potential ways to expand their strategic relationships.

Following this initial meeting, on November 30, 2006, IBM and ILOG entered into a confidentiality agreement pursuant to which both companies agreed not to disclose certain information in connection with their evaluation of a potential transaction between them.

During the remainder of 2006 and the first nine months of 2007, representatives from IBM and ILOG participated in several meetings and numerous telephonic discussions concerning the possibility of a potential acquisition.  The IBM representatives engaged in such meetings and discussions included Mr. Colburn, Mr. Thomas Rosamilia, General Manager, AIM, and Mr. Thompson. The ILOG representatives included Mr. Pierre Haren, Chairman and Chief Executive Officer, Mr. Delandro, and Mr. Jean-Francois Abramatic, Chief Product and Marketing Officer.  During the latter part of this period, IBM involved UBS and ILOG involved JPMorgan in these discussions as financial advisers, and there were a number of contacts between the two investment banks.

On September 21, 2007, Mr. Colburn notified Mr. Haren and Mr. Pascal Brandys, a member of the ILOG Board of Directors, that IBM had decided to terminate the discussions concerning a potential acquisition. The discussions ended at such time.

Seven months later, on April 27, 2008, Mr. Colburn and representatives of UBS contacted via separate telephone calls Mr. Haren and Mr. Todd Lowe, a member of the ILOG Board of Directors, in order to determine whether ILOG would be receptive to a renewal of discussions with IBM concerning possible areas of cooperation, including an acquisition.  Following such discussion, Mr. Colburn sent an e-mail to three ILOG board representatives, Mr. Haren, Mr. Lowe and Mr. Richard Liehaber to express IBM’s interest in resuming discussions.

Following that contact on April 27, 2008, during April and May 2008, Mr. Colburn and Mr. Haren engaged in a series of exploratory telephonic discussions regarding the strategic, financial and practical aspects of a potential acquisition of ILOG by IBM. During the course of those discussions, on May 30, 2008, Mr. Colburn proposed an acquisition price of €8.25 per share (subject to satisfactory completion of due diligence and other conditions).  Following such proposal, a discussion ensued regarding the price level at which ILOG would be willing to consider such a transaction.  On or about June 2, 2008, Mr. Haren responded in a telephone call to Mr. Colburn that the proposed acquisition consideration of €8.25 per share was not acceptable to ILOG.

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After further telephonic discussions among Messrs. Colburn, Haren and their financial advisers, on June 10, 2008, IBM proposed an acquisition price of €10 per share, subject to satisfactory completion of due diligence and other conditions, including that ILOG agree to negotiate the terms of a potential acquisition exclusively with IBM through August 1, 2008.  On June 13, 2008, Mr. Haren contacted Mr. Colburn and indicated that ILOG was prepared to accept IBM’s proposal to enter into exclusive discussions, subject to notice of such proposal being provided to a third-party shareholder in accordance with the terms of an existing contractual arrangement of ILOG. During the following week, IBM, ILOG, and their respective financial advisors and legal advisors negotiated the terms of a letter agreement reflecting such arrangements, which agreement was entered into on June 19, 2008.

Following the execution of the letter agreement, from July 1, 2008 through July 10, 2008, a series of due diligence meetings took place among the officers, employees and financial, legal and accounting advisers of ILOG and IBM.  The meetings were held in Paris, France, and Palo Alto, California, USA.

On July 7, 2008, IBM and its legal advisor furnished to ILOG and its legal advisor a draft of the Memorandum of Understanding relating to IBM’s proposed acquisition of ILOG by way of concurrent cash public tender offers in France and the United States.  From July 7, 2008 through July 27, 2008, certain members of the management teams, financial advisors and legal advisors of IBM and ILOG engaged in negotiations regarding the terms of the Memorandum of Understanding and the related documents.  During that period, a number of drafts of the Memorandum of Understanding and related documentation were negotiated and exchanged between the parties.

On July 27, 2008, IBM was informed by ILOG and its legal advisors that the ILOG Board of Directors met to consider on that day, among other things, whether to approve the execution of the Memorandum of Understanding.  IBM was informed that the ILOG Board determined that the acquisition of ILOG through the Offers was in the best interests of ILOG, its employees and, subject to consideration of a fairness opinion to be delivered by an independent expert, regarding the financial terms of the Offers, its shareholders and other securityholders, and approved the execution of the Memorandum of Understanding.  The Memorandum of Understanding was executed by IBM and ILOG on July 27, 2008.

On July 27, 2008, IBM entered into retention letter agreements with certain ILOG executives.  On July 27, 2008, IBM entered into contractual undertakings with two shareholders of ILOG to tender their shares in the Offer.

On July 28, 2008, IBM and ILOG issued a joint press release announcing the execution of the Memorandum of Understanding.  On 26 August 2008, the Bidder filed the tender offer document with the AMF.

1.1.2	Reasons for the Offer

When completed, the acquisition of ILOG is expected to strengthen IBM’s Business Process Management (BPM) and Service Oriented Architecture (SOA) positions by providing customers a full set of rule management technologies for complete information and application lifecycle management across a comprehensive platform, including IBM’s leading WebSphere application development and management platform.

BPM solutions offer to companies the technologies to model, automate, monitor, and redesign their business processes or their manufacturing processes. ILOG’s BPM solutions offer, for example, the ability to open a bank account, to update  medical records, or to customize an insurance policy. By masterizing their business process and consequently their organization, ILOG’s clients improve their customers’ service and increase efficiency, automation and accuracy.

Using BPM solutions, companies can examine the various tasks of their business processes in order to automate or streamline them, particularly those done manually or involving significant document processing.

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In an environment characterized by the increasing complexity of tasks and by the phenomenal growth of information volumes, ILOG, building on IBM’s existing capabilities, will help customers to manage the change of their business processes by providing powerful, yet easy-to-use business technologies.

For example, in the framework of  a customer service operation, a business rule might be applied to elevate a premier customer to the front of a phone queue. ILOG’s Business Rule Management System provides users with technologies that allow greater control over the criteria that determine how and when to route those premier customers. As such, businesses can accelerate the process of initiating policy changes that may be driven by market trends or competitive activity to ensure customer satisfaction is maintained.

ILOG technology has the potential to add significant capability across IBM’s entire software platform and bolster its existing rules management offerings. This includes improved rules and business optimization capabilities for Information Management offerings (“IM”), better visualization for Lotus products, enhanced optimization within Tivoli solutions, and efficient supply chain management assets for planning and scheduling.

Designed for business managers, analysts, architects and developers, ILOG’s technologies and solutions offer to analyze, plan, track and improve business processes, allowing customers to implement efficient management technologies. Today, hundreds of large enterprises use ILOG technologies to automate the allocation of scarce resources and to build smart interfaces into their business processes. Additionally, scientists and mathematicians from hundreds of universities use ILOG products for advanced research, design, and analysis.

Beyond end-user customers, more than 500 partners (original equipment manufacturers, solution integrators, and independent software vendors) work with ILOG. IBM also has an extensive business partner community which will benefit from access to the ILOG technologies and extend ILOG’s reach.

1.1.3	Competitive environment

ILOG has three main product lines addressing various needs of companies that design software applications, both for internal use and for licensing to third parties. ILOG also develops and markets supply chain management applications, among which are its line of LogicTools products which are software applications used for inventory network design and inventory optimization. ILOG primarily promotes its products in the following industries or market sectors: financial services and insurance, supply chain, telecommunications, transportation and e-government.

The markets for ILOG’s products and services are intensely competitive. ILOG competes with a number of private and public companies in individual product lines. Competitors include, without limitation, by product line: (i) Business Rule Management Systems: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) Optimization: Cosytec, Dash Associates (now part of Fair Isaac) and SAS; (iii) Visualization: Infragistics, SL Corporation and Tom Sawyer, and (iv) Supply Chain Management Applications: Infor. There is no overlap between IBM’s and ILOG’s products, except that IBM and ILOG’s LogicTools group are both reported by the well-known independent analyst International Data Corporation (IDC) to have a very small number of sales in the Inventory Management segment of Supply Chain Management Applications.

IDC, which tracks the IT industry and has been relied upon by the European Commission in a number of technology and IT cases, provides share of software revenue data relating to the product areas in which ILOG is active. Without acknowledging that IDC’s segmentations necessarily comprise relevant markets, IBM has considered shares of software revenue data according to IDC’s Software market taxonomy.

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IDC tracks the areas in which ILOG is active primarily through its Application Development Software (ADS) segment. The ADS segment encompasses many mutually exclusive and distinct sub-segments. ILOG is active in the ADS “Business Rules Management Systems” (BRMS) sub-segment with its Business Rules products and in the ADS “Software Construction Components” (SCC) sub-segment with its Optimization and Visualization products. IDC estimates the BRMS sub-segment size at US$260M in 20072, with ILOG ranked #1 with revenues of US$64.8M resulting in a 24.9% share. Key ILOG competitors in the BRMS sub-segment include Fair Isaac, Computer Associates, Pegasystems, Haley, and Corticon. IDC estimates the size of the Software Construction Components sub-segment at US$303M for 2007 with ILOG again ranked #1 with software revenues of US$59.3M resulting in a 19.6% share. Key competitors in the SCC sub-segment include Infragistics, Healthvison, and Visual Numerics. IDC does not list IBM as having any tracked revenue in either BRMS or SCC.

IDC also tracks ILOG as active in the Supply Chain Management Applications (SCMA) segment. IDC tracks ILOG in the Logistics sub-segment within the SCMA segment. IDC’s aforementioned 2007 report estimated this sub-segment to be US$1885M with ILOG having a 0.2% share of revenue, and IBM tracked as having no revenues. Also, ILOG, as a result of its LogicTools acquisition, has a very small share of revenues in the Inventory Management and Production Planning sub-segments within the SCMA segment according to IDC. In Inventory Management in 2007, ILOG and IBM are both credited with a 0.1% share. In Production Planning in 2007, ILOG has 0.1% and IBM is not tracked. These are all highly fragmented and competitive sub-segments.

ILOG also faces increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in its products on an “open source” or free basis. In addition, ILOG encounters some competition from “low cost” companies in India, China and other countries, and competes with companies that provide packaged software with respect to specific applications. Also, virtually all of ILOG’s customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing ILOG’s current or proposed components. This would eliminate their need for ILOG’s services and components and limit future opportunities.

Barriers to entry in the software business are generally low. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. If one or more of the competitors were to merge or partner with another of the competitors, ILOG could face significantly increased competition. New or enhanced products introduced by existing or future competitors could increase the competition faced by ILOG products. Furthermore, companies larger than ILOG could enter the market through internal expansion or by strategically aligning themselves with one of the competitors and may be able to offer cheaper products than ILOG. Competitors may also establish or strengthen cooperative relationships with current or future ILOG distributors, resellers, original equipment manufacturers or other parties with whom ILOG has relationships, thereby limiting ILOG’s ability to sell through these channels and reducing promotion of ILOG products.

IBM expects that it will be able to extend the reach of ILOG products and better compete in the software sector. The combination of ILOG and IBM presents an opportunity for ILOG to leverage the worldwide reach of IBM and will allow cross-selling opportunities to established IBM and ILOG customers as well as to reach new customers with the expanded portfolio of solutions.

1.1.4	ILOG and IBM combination

As of 30 June, 2008, IBM had more than 389,000 employees; ILOG has the equivalent of 858 full-time employees.

2 All IDC vendor revenues, shares, and rankings obtained from IDC’s Software Market Forecaster as of June 4, 2008.

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1.1.5	Intentions of Bidder

(a)	Strategy and industrial policy

IBM intends to integrate ILOG into the Application and Integration Middleware unit in its Software Group. The strategic direction of ILOG will be to continue to offer leading solutions in all of ILOG’s business lines, as well as to take advantage of the combined customer base of IBM and ILOG. Following the acquisition it is expected that ILOG  will benefit from:

■	Access to new accounts by working with IBM’s world-wide Sales and Marketing Team;

■	Access to skilled resources through IBM Global Services Delivery Team;

■	Expansion of global reach by leveraging IBM’s international presence in 170 countries;

■	World class partner organization and enablement through IBM PartnerWorld and SOA Partner Programs.

IBM will review ILOG’s products and services, including the related technology, customers and profitability, in order to determine how to most efficiently deliver the range of products in the future. IBM has made no brand decisions at this time, and any such branding decisions typically evolve over time.

(b)	ILOG’s corporate bodies and senior management

If the Offers are successful, IBM intends to propose an IBM chosen slate of board members. The composition of ILOG’s board will take into account the new shareholding structure of the Company. It is expected that Mr Pierre Haren will be asked to remain a member of the board.

IBM has made employment retention offers to certain ILOG senior managers, the majority of whom have accepted, being Pierre Haren (Chairman and CEO), Bounthara Ing (Executive Vice President), Jean-François Abramatic (Chief Product Officer), Jerôme Arnaud (Chief Financial Officer), Eric Brisson (Executive Vice President Sales U.S. and Europe), Christian Deutsch (Chief Quality Officer) and Olivier Maurel (Chief Information Officer).

(c)	Intentions concerning employment

The Offer is made pursuant to an industrial strategy of continuing the operations and development of ILOG.

When it acquires companies, IBM’s typical objective is to retain nearly all of the sales force and product development teams. There are always some employees who depart when a public company joins with another public company, over the first year or two of operations.  As is the case for any acquisition of this magnitude, IBM intends to work with ILOG to review all functional areas and processes and integrate them into IBM.  This will likely result in an initial increase in headcount in areas such as product line management, development and sales.

An integration of ILOG into the IBM group may involve the identification of overlapping positions within ILOG and IBM; over the twelve months following the acquisition and the longer term, some reductions in headcount in areas such as general and administrative, marketing and product line management and development may arise through natural synergies. If there are reductions, they would likely be spread across multiple countries. Should this situation occur, IBM and ILOG would work on the available options. IBM would intend to achieve such reductions by moving people to other positions within IBM, voluntary attrition and retirement.

Only after the acquisition will Bidder be in a position to form plans relating to the Company’s workforce. After completion of the Offer, in connection with any integration of ILOG into the IBM group, Bidder would carry out a review in order to identify the areas of rationalization.

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(d)	Prospects for merger and restructuring

The strategic direction of ILOG will be to continue to offer leading solutions in all of ILOG’s business lines, as well as to take advantage of the combined customer base of IBM and ILOG. IBM intends to integrate ILOG into the Application and Integration Middleware unit in its Software Group and reserves the right, further to a review following the acquisition, to proceed with any merger of ILOG with any company or companies of IBM’s group in order to either facilitate the integration of ILOG into IBM or simplify the legal structure of the IBM group.

Such reorganisation or restructuring is not subject to obtaining a certain percentage of the share capital and voting rights in ILOG or the implementation of a squeeze-out of the remaining shares of ILOG. IBM would intend to integrate ILOG into the IBM group as soon as possible.

In the event of the acquisition by Bidder of all Shares and other Securities giving rights to the share capital or voting rights in ILOG, IBM intends to fully integrate ILOG, including through a merger into Bidder or a wholly-owned subsidiary of IBM, before 31 December 2009.

In the event Bidder does not acquire 100% of the share capital and voting rights, the means and timing of the integration would have to be assessed.

(e)	Squeeze-out - De-listing

Pursuant to articles 237-14 et seq. of the AMF General Regulations, Bidder intends, within a period of three months after the closing of the Offer, to request the AMF to implement a squeeze-out of the Shares and Warrants that have not been tendered in the Offer by minority shareholders of the Company and holders of Warrants if such Shares and Warrants represent no more than 5% of the share capital or voting rights, either outstanding or issuable upon exercise of said Warrants, subject to compensation being paid to such holders of the Shares and Warrants.

Bidder reserves the right, assuming it were at any time to hold, directly or indirectly, at least 95% of the voting rights, and where a squeeze-out would not have been implemented under the conditions described above, to file with the AMF a draft minority buy-out offer followed by, assuming it holds at least 95% of the shares of the Company, a squeeze-out of the Shares and Warrants that are not held directly or indirectly by Bidder. In such case, the squeeze-out shall be subject to the control of the AMF, which shall decide whether the squeeze-out complies with, in particular, the valuation of the Securities of the Company submitted by Bidder, and the report of the independent expert appointed in accordance with the provisions of article 261-1 II of the AMF General Regulations.

In case it is not able to implement a squeeze-out after the closing of the Offer, Bidder reserves the right to request Euronext Paris to delist from the Eurolist by Euronext™ market. It should be noted that Euronext Paris can only accept such a request if the liquidity of the Shares is greatly reduced following the closing of the Offer, in such a way that delisting would be in the interest of the market.

Bidder reserves the right to delist the ADS from NASDAQ, whether or not the Shares have been delisted from the Eurolist by Euronext™ market.

(f)	Dividend, indebtedness and capital policies of ILOG

Bidder envisages that ILOG’s existing policy of making no dividend payments will continue.

(g)	Advantages of the transaction for both companies and their shareholders

The combination of IBM and ILOG is expected to benefit both companies and their shareholders.  Together, IBM and ILOG will offer leading software and services to address a broader set of customers needs across a broad range of solutions including Service Oriented Architecture (SOA), Business Process Management, Transaction Processing, Business Optimization, Business Rules Management Systems, Mathematical Optimization, Visualization and Supply Chain Management.

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After IBM has acquired ILOG, IBM will have available capabilities from ILOG for Business Rule Management Systems, Optimization, Visualization, and Supply Chain Application assets which will expand its ability to provide advanced decision systems to line of business (LOB) and information technology (IT). The ILOG Optimization and Visualization product lines offer significant capabilities that are embedded by many major independent software vendors (ISVs) as well as in a broad set of customer developed applications. The combination of ILOG and IBM presents an opportunity for ILOG to leverage the worldwide reach of IBM, allowing cross-selling opportunities to established IBM and ILOG customers, as well as to reach new customers with the expanded portfolio of solutions. Through the Offer, ILOG’s shareholders will have the opportunity to enjoy immediate liquidity and realize a premium of 37% compared to the closing share price of Friday, July 25, 2008 and a premium of 56% compared to ILOG’s one month average of closing share prices prior to July 28, 2008.

At this stage, IBM has not been able to value the potential synergies that may arise from the acquisition of ILOG. IBM considers that once it is in the position of managing the Company, it will be able to identify ways of creating value that should compensate it for the cost of the transaction and negative synergies.

An assessment of the Offer price is presented in section 3 of this document. The reasons why IBM is making the Offer are set out in section 1.1.2 above.

1.2	Opinion of the Chairman of Bidder

The Chairman (président) of Bidder reviewed the draft offer document on 25 August 2008 and based on that review, the Chairman of Bidder has approved the Offer, which he considers in line with Bidder’s interests and in line with the interests of Bidder’s shareholder.

1.3	Agreements that could have an influence on the assessment of the Offer or its outcome

1.3.1	Memorandum of Understanding and Undertakings to tender

(a)	Memorandum of Understanding

IBM and ILOG entered into a Memorandum of Understanding dated 27 July 2008 (please see paragraph 1 “Presentation of the tender Offer” above).

(b)	Undertakings to tender

By a contract dated 27 July 2008, INRIA-Transfert undertook to tender in the Offer all of the Shares it holds directly, or indirectly through the companies or entities it controls, in the share capital of ILOG, namely a total of 1,237,750 Shares, representing around 6.4% of the existing share capital of the Company, for a consideration equal to 10 euros, and subject to the prior authorization of the Board of Directors of the Institut National de l’Informatique et de l’Automatique (INRIA). As of 5 September 2008, the Board of Directors of INRIA has not granted such authorization. Bidder has been informed that this authorization should be granted before the closing of the offer.

By a contract dated 27 July 2008, SAP undertook to tender in the Offer all of the Shares it holds directly, or indirectly through the companies or entities it controls, in the share capital of ILOG, namely a total of 685,064 Shares, representing around 3.6% of the share capital of the Company.

The Supervisory Board of FCPE ILOG Actionnariat met on July 31, 2008 and decided to tender in the Offer all of the Shares it holds in the share capital of ILOG for a consideration equal to 10 euros per Share. As of 30 June 2008, FCPE ILOG held 474,216 Shares, representing around 2.5% of the share capital of the Company.

These undertakings will be void if a third party files a competing public tender offer for ILOG which is declared compliant by the AMF.

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Each member of the Board of Directors of ILOG has declared that he will tender his Shares and Warrants in the Offers. To the knowledge of Bidder, the Shares currently held by the Board of Directors represent approximately 3.2% of the existing capital of the Company. If the members of the Board exercised their stock options in the money and Warrants, they would hold collectively approximately 4.35% of the capital of the Company on a fully diluted basis.

1.3.2	Other Agreements

In addition to the agreements referred to above, as referred to in section 1.1.1, as of 5 September 2008, seven retention agreements have been entered into by some of the most important executives of ILOG, i.e. Pierre Haren (Chairman and CEO), Bounthara Ing (Executive Vice President), Jean-François Abramatic (Chief Product Officer), Jerôme Arnaud (Chief Financial Officer), Eric Brisson (Executive Vice President Sales U.S. and Europe), Christian Deutsch (Chief Quality Officer) and Olivier Maurel (Chief Information Officer). Subject to the successful completion of the Offer, such agreements provide for additional compensation in the event that such executives serve a period of continuous employment with ILOG or its successors and subject to achievement of some milestones.

These retention agreements provide for total payments of up to approximately €4,650,000.

It is expected that certain other employees of ILOG (approximately 8 persons) will enter into retention arrangements which are subject to the successful completion of the Offers. In addition, IBM plans to, as it has following previous acquisitions, implement a more widespread retention program following the completion of the acquisition of ILOG.

Bidder is not a party to any other agreement that is likely to have an influence on the assessment of the Offer or its outcome.

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2.	TERMS AND CONDITIONS OF THE OFFER

2.1	Securities targeted by the Offer

IBM and Bidder have not, directly or indirectly, acting alone or in concert, acquired over the last twelve months, and as of 26 August 2008 do not hold, directly or indirectly, acting alone or in concert, any Securities.

In accordance with article 231-6 of the AMF General Regulations, the Offer is made for all of the Securities, being :

■
any and all of the Shares issued by the Company that are traded on the Eurolist by Euronext™ (Compartment B) market under the code FR0004042364, symbol ILO, whether existing or to be issued upon exercise of the Warrants or stock options, namely, to Bidder’s knowledge as of June 30, 2008, a maximum number of 23,109,853 Shares (19,208,848 issued Shares + 3,647,005 shares which could be issued upon exercise of stock options + 254,000 shares which could be issued upon exercise of Warrants) (Source: ILOG); and

■
any and all of the Warrants issued by ILOG on 16 December 2003 with an exercise price of 10.45 euros (the “2003 Warrants n°1”), the Warrants issued by ILOG on 16 December 2003 with an exercise price of 10.99 euros (the “2003 Warrants n°2”), the Warrants issued by ILOG on 30 November 2004 (the “2004 Warrants”), the Warrants issued by ILOG on 29 November 2005 (the “2005 Warrants”), the Warrants issued by ILOG on 30 November 2006 (the “2006 Warrants”), and the Warrants issued by ILOG on 29 November 2007 (the “2007 Warrants”), namely to Bidder’s knowledge, a maximum number of 254,000 Warrants.

The CEO of ILOG was authorized by the Board of Directors on 25 August 2008 to tender the treasury shares in the Offer.

The Company proceeded with free allotments of shares in favor of some of its employees and directors. As of the date of the filing of the Offer, said shares remained in the course of their acquisition period and were consequently not definitively attributed.

In the event that some of these shares became definitively attributed before the closing date of the reopened Offer, they would not be transferable by their beneficiaries. They would thus not be included in the Offer. If nevertheless some of these definitively attributed shares became transferable earlier than expected before the closing date of the reopened Offer pursuant to articles L. 225-197 et seq. of the French Commercial Code (by reason of death or incapacitation of a beneficiary), they would be included in the Offer and could be tendered in the Offer.

2.2	Terms of the Offer

Pursuant to articles 232-1 et seq. of the AMF General Regulations and subject to the terms and conditions described in this offer document (in particular section 2.7 “Conditions to the Offer“ below), Bidder irrevocably offers, during an offer period, the closing date of which shall be set by the AMF in accordance with its General Regulations, to acquire:

■	the Shares tendered to it in connection with this Offer, at a price of 10 euros per Share (the “Price per Share”);

■	the 2003 Warrants n°1 tendered in it in connection with this Offer, at a price of 0.50 euro per 2003 Warrant n°1 (the “Price per 2003 Warrant n°1”);

■	the 2003 Warrants n°2 tendered in it in connection with this Offer, at a price of 0.50 euro per 2003 Warrant n°2 (the “Price per 2003 Warrant n°2”);

■	the 2004 Warrants tendered in it in connection with this Offer, at a price of 0.65 euro per 2004 Warrant (the “Price per 2004 Warrant”);

■	the 2005 Warrants tendered in it in connection with this Offer, at a price of 0.50 euro per 2005 Warrant (the “Price per 2005 Warrant”);

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■	the 2006 Warrants tendered in it in connection with this Offer, at a price of 0.83 euro per 2006 Warrant (the “Price per 2006 Warrant”);

■	the 2007 Warrants tendered in it in connection with this Offer, at a price of 1.93 euro per 2007 Warrant (the “Price per 2007 Warrant”).

2.3	Beneficiaries of stock options and free allotments of shares and Warrants holders

A description of the stock option plans (1996 stock option plan, 1998 stock option plan, 2001 stock option plan, 2004 stock option plan), the 1998 international employee stock purchase plan, the 1998 French employee savings plan and the 2006 free share grant plan are described on pages 79 and thereafter of ILOG’s 2007 annual report (2007 “Document de Référence”, available on the websites of the AMF and ILOG, filing number D.07-0893, filed on 9 October 2007 with the AMF, and amended, which amendment is also available on the websites of the AMF and ILOG, filing number D.07-0893-R01, filed on 24 October 2007 with the AMF) and on page 30 and following of the update to said annual report (“Actualisation du Document de Référence” available on the websites of the AMF and ILOG, filing number D.07-0893-A01, filed on 22 February 2008 with the AMF).

2.3.1	Beneficiaries of stock options

The Board of Directors of the Company, before the opening of the Offer, modified the terms and conditions of all stock option plans with the effect that (i) all the stock options shall be exercisable as of the date of the opening of the Offer until seven (7) trading days prior to the closing of any reopened Offer pursuant to article 232-4 of the AMF General Regulation; and (ii) thereafter, any stock options outstanding held by any person (other than a person whose only interest, present or potential, in the share capital of Target just before the modification referred to above was stock options vested and in the money based on the price per Share) shall expire and shall not be exercisable.

Regarding the stock options out of the money, if the Offers are successful, each beneficiary of stock options with an exercise price superior to EUR 9.50 that have not been exercised by seven (7) trading days prior to the closing of any reopened Offer pursuant to article 232-4 of the AMF General Regulation (the “Stock Options Out of the Money”) shall be offered by ILOG a payment in cash equal to EUR 0.5 per Stock Option Out of the Money in consideration for the immediate and irrevocable waiver of their rights in connection with all such options, such payment being made as follows:

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50% of such payment shall be made three (3) months following the publication by the AMF of the definitive results of the Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations), and

■
50% of such payment shall be made nine months following the publication by the AMF of the definitive results of the Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations),

provided that the relevant payment is to be made only if such beneficiary is still an employee of the Company or an employee of the IBM group that no beneficiary of Stock Options out of the Money shall receive in aggregate more than € 10,000, or less than € 1,000, in respect of all such Stock Options Out of the Money held by him.

2.3.2	Beneficiaries of free allotments of shares

If the Offers are successful, the beneficiaries of rights of allotment of free shares will be offered by the Company a payment in cash equal to EUR 10 per share granted for free and not definitively attributed within three (3) months following the publication by the AMF of the definitive results of the Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations) in consideration for immediate and irrevocable waiver of all their rights in connection with such shares granted for free, provided that at the time the relevant payment is to be made such beneficiary is an employee of the Company or an employee of the IBM group.

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2.3.3	Warrants holders

ILOG has confirmed to Bidder that the terms and conditions of the Warrants would be modified so that their holders can tender them in the Offer.

The Warrants holders will consequently be able to tender in the Offer, either (i) the Warrants, after the amendment of their terms and conditions, or (ii) the Shares resulting from the exercise of such Warrants, providing that they are exercised in due course.

2.4	Authorization of the French Minister in charge of Economy

As at the date of this offer document and pursuant to the provisions of article 231-32 of the AMF General Regulations, the opening of the Offer is subject to the prior authorization of the French Minister in charge of Economy being obtained in accordance with article L. 151-3 of the French Monetary and Financial Code relating to foreign investments made in France.

The Company, which operates in the IT services sector, has entered into several contracts with ministries or certain public sector entities, whose activities fall within the scope of the activities listed in article R. 153-2 of the French Monetary and Financial Code. Investments in such activities by a legal entity whose registered office is not located in any of the member states of the European Economic Area must receive prior authorization. This applies to the indirect investment of IBM, a corporation organized under the laws of New York, in ILOG.

A request for authorization was filed with the French Minister in charge of Economy on 6 August 2008. The Offer may not be opened without confirmation from the French Minister in charge of Economy that the investment resulting from the contemplated transaction does not require authorization or, if the Minister considers that it does require such authorization, without first obtaining the express or deemed authorization of the Minister.

In accordance with article R. 153-8 of the French Monetary and Financial Code, the French Minister in charge of Economy must issue its decision within a period of two months as from the date of receipt of the complete request for authorization, failing which the authorization is deemed to have been granted.

The shareholders of the Company will be informed of the granting of the authorization and opening of the Offer by a press release published by Bidder and by a notice issued by the AMF.

2.5	Filing of the Offer

In accordance with the provisions of article 231-13 of the AMF General Regulations, this Offer was filed with the AMF on 26 August 2008 by UBS and NATIXIS acting on behalf of Bidder, with NATIXIS alone guaranteeing the content and irrevocability of the undertakings made by Bidder in connection with the Offer.

A notice of filing was published by the AMF on its website (www.amf-france.org) on 26 August 2008. In accordance with the provisions of articles 221-3 and 231-16 of the AMF General Regulations, a press release shall be published by Bidder in the form of a financial notice in the daily newspaper Les Echos on 27 August 2008.

Having been satisfied that the draft Offer complies with applicable laws and regulations, the AMF published on its website (www.amf-france.org) on September 12, 2008 a clearance decision (declaration de conformité) relating to the Offer.

The Offer document that the AMF has approved with a visa is available on the AMF’s website (www.amf-france.org) and on the website of IBM (www.ibm.com), and can also be obtained free of charge at the registered offices of NATIXIS and UBS. A press release will be issued in accordance with article 221-3 of the AMF’s General Regulations in the daily newspaper Les Echos on 16 September 2008 to inform the public about how and where such documents may by obtained.

The “other information” document relating to the Bidder, will be made available to the public free of charge at the the registered offices of NATIXIS and UBS, no later than the day preceding the opening of the Offer. The same will also be available on the AMF’s website (www.amf-france.org) and on the website of IBM (www.ibm.com). A press release will be issued in accordance with article 221-3 of the AMF General Regulations in the daily newspaper Les Echos to inform the public about how and where such document may be obtained.

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Prior to the opening of the Offer, the AMF shall publish an opening notice (avis d’ouverture) and a notice announcing the timetable for the Offer, and Euronext Paris shall publish a notice setting out the general terms and conditions of the Offer and providing details of the timetable and procedures for the Offer.

Questions and requests for assistance  may be directed to the Information Agent:

Georgeson
2nd Floor, Vintners Place, 68 Upper Thames Street,
London EC4V 3BJ, United Kingdom

A toll free information number will be available as of the date of the opening of the Offer:

-	European Toll Free Number: 00800 1020 1080

2.6	Offer tender procedure

2.6.1	Procedure for tendering Shares

The Securities tendered in the Offer must be free and clear of all pledges, charges or encumbrances of any kind whatsoever limiting the free transfer of their ownership.

Bidder reserves the right to refuse Securities tendered in the Offer which do not meet this condition.

Shares held in the ordinary registered form (nominatif pur) must first be converted to the administered registered form (nominatif administré) to be tendered in the Offer. If the Offer is successful, Euronext Paris will transfer to the bank in charge of the maintenance of ILOG’s shareholders’ register the registered Shares in order to convert these instruments into bearer form so they can be transferred to Bidder. However, shareholders may expressly request their usual intermediary to carry out the conversion to bearer form prior to depositing the Securities. It is provided that the conversion to bearer form of Securities held in the registered form could result in the shareholders losing benefits connected with the holding of their securities in the registered form.

Holders of stock options of the Company who wish to tender the Shares received upon exercise of their stock options in the Offer must exercise them early enough in order to be able to tender the Shares received upon exercise of the stock options no later than on the date of closing of the Offer, or, if the Offer is reopened pursuant to the provisions of article 232-4 of the AMF General Regulations, on the date of closing of the reopened Offer.

Owners or holders of Shares who wish to tender their Shares in the Offer must deliver to their financial intermediary (bank, financial institution, investment company, etc) sale instructions to tender their Securities no later than on the final closing date of the Offer, using the form provided by such financial intermediary.

2.6.2	Procedure for tendering Warrants

Holders of Warrants who wish to tender their Warrants in the Offer must deliver to BNP Paribas, Securities Services, Tolbiac Building, 25 Quai Panhard Levassor, 75450 Paris Cedex 09, the financial institution in charge of the service of the ILOG’s shareholders register, sale instructions to tender their Securities no later than the final closing date of the Offer, using the form provided by such financial institution.

2.6.3	Intermediaries fees - Payment of shareholders’ expenses

Bidder will pay for all brokerage commissions plus VAT payable by shareholders of the Company that have tendered their Securities in the Offer, up to a limit of 0.25 % of the amount of the order and capped at 100 euros per account, including all taxes. Subject to this, requests for reimbursement of financial intermediaries’ fees will be accepted and processed for a period of 40 calendar days as from the closing of the Offer or, if the Offer is reopened, from the closing of the reopened Offer. After such period, no further reimbursements will be made. Settlement of the Securities shall take place after Euronext Paris has completed its centralization operations.

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2.6.4	Publication of the results of the Offer - Settlement - Delivery

The AMF will publish the final results of the Offer at the latest nine trading days after the close of the Offer.

Transfer of ownership of the Securities tendered in the Offer will occur on the settlement and delivery date (see the indicative timetable in section 2.9 below) and all rights attached to the Securities will be transferred on such date to Bidder.

It should be noted that no interest shall be due for the period between the date on which the Securities are tendered in the Offer and the date of settlement of funds and delivery of the Securities, which shall take place in accordance with the timetable set by Euronext Paris.

In accordance with the provisions of article 232-2 of the AMF General Regulations, tenders of Securities in the Offer may be revoked at any time up until and including the closing date of the Offer. After such date, they shall be irrevocable.

If a competing offer is declared compliant by the AMF, it shall render any tenders of Securities in the Offer null and void.  If the AMF declares an improved offer compliant, the AMF shall consider whether to extend the closing date of the Offer and render any tenders of Securities in the Offer null and void. If tenders in the Offer are declared null and void, no interest or compensation of any kind shall be due to holders of Securities and any such holders who wish to participate in the Offer, if it is maintained, shall be responsible for delivering new instructions to tender their Securities.

2.7	Conditions to the Offer

2.7.1	Threshold condition

In accordance with the provisions of article 231-9 of the AMF General Regulations, Bidder will only proceed with the Offers if Bidder has the right to hold Shares representing, at the date of the closing of the Offer, at least 66.67% of the share capital and voting rights of the Company on a fully-diluted basis (the “Threshold Condition”).

For the purposes of the calculation of this 66.67% threshold, the following will be taken into consideration:

■
as numerator, the sum of (i) treasury Shares not required to satisfy, before the closing of the French Offer, rights under stock option plans or free share allotment plans and (ii) the total number of Shares validly tendered in the Offer and the U.S. Offer (including the Shares represented by ADSs) and the total number of Shares to be issued upon exercise of the Warrants validly tendered in the Offer, as of the date of the closing of the Offer and prior to its reopening; and

■
as denominator, the sum of (i) the total number of outstanding Shares on the date of the closing of the Offer, including the Shares represented by ADSs and treasury Shares and (ii) the maximum number of Shares to be issued upon the exercise of all stock options and Warrants, whether or not exercisable, as of the date of the closing of the Offer and prior to its reopening.

In accordance with articles 232-6 and 232-7 of the AMF General Regulations, Bidder reserves the right to waive the Threshold Condition by filing a draft improved offer no later than five trading days prior to the date of the closing of the Offer.

Whether or not the Threshold Condition is met will not be indicated to Bidder or the holders of Securities before the provisional results of the Offer are published.

If the Threshold Condition is not met, the Offer will not proceed and the Shares and the Warrants tendered in the Offer will be returned to their owners without any interest or compensation of any kind being payable.

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2.7.2	Anti-trust clearance

The closing of the Offer is subject to the clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No.139/2004.

Since the transaction is below the EU merger control thresholds but reportable under local merger control rules in at least three countries in the EU, the transaction is eligible to a single review at EU level pursuant to Article 4(5) of the European Union Council Regulation (EEC) No.139/2004. On 21 August, 2008, IBM submitted to the European Commission a reasoned submission (Form RS) to the effect of starting the EU notification process. IBM expects to submit a formal notification (Form CO) by mid September. EU Phase I clearance process would then normally expire end of October.

On 5 August 2008, IBM filed notification and report forms with the US anti-trust authorities. On 6 August 2008, ILOG filed notification and report forms with the US anti-trust authorities. On 15 August 2008, the US anti-trust authorities granted early termination of the waiting period in respect of the U.S. Filing.

2.8	Bidder’s right to withdraw from the Offer

In accordance with the provisions of article 232-11 of the AMF General Regulations, Bidder may withdraw its Offer: (i) within a period of five days following publication of the timetable of a competing offer or competing higher offer, and (ii) with the prior authorization of the AMF if the Company adopts, during the offer period, measures that modify the substance of the Offer, or if the Offer becomes irrelevant.

If Bidder withdraws the Offer, the tenders of Securities in the Offer will be null and void and the holders of such Securities will not be entitled to any interest or compensation.

2.9	Indicative timetable of the Offer

This estimated timetable assumes that the prior authorization of French Minister in charge of Economy required pursuant to article L. 151-3 of the French Monetary and Financial Code will be granted on October 6, 2008.

26 August 2008	Filing by Bidder with the AMF of the Bidder French Offer Documents Filing by Company with the AMF of the Company French Offer Documents
12 September 2008	AMF Clearance decision (Déclaration de conformité)
6 October 2008 at the latest	Prior authorization of the Minister in charge of Economy in accordance with article L. 151-3 of the Monetary and Financial Code
8 October 2008
Publication by the AMF of a notice stating the opening of the French Offer and its timetable
Publication by Bidder of its “Other information” document
Publication by Company of its “Other information” document

9 October 2008	Opening of the Offer
12 November 2008	Closing of the Offer (subject to European “Phase I” antitrust clearance)
25 November 2008	Publication of the notice announcing the final results of the Offer
26 November 2008	If successful, automatic reopening of the Offer
1st December 2008	Payment and delivery of the Shares and the Warrants contributed during the Offer

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9 December 2008	Closing of any reopened offer
22 December 2008	Publication by the AMF of a notice stating the final results of any reopened offer
29 December 2009	Payment for, and delivery of, the Shares and the Warrants contributed during the re-opened offer period

2.10	Reopening of the Offer

Pursuant to the provisions of article 232-4 of the AMF General Regulations, if the Offer is to proceed following the closing of the Offer, the Offer shall be reopened for a period of at least 10 trading days. If the Offer is re-opened, the terms of the Offer shall be identical.

2.11	Restrictions relating to the Offer outside France

The Offer is made to the public exclusively in France.

This Offer document is not intended to be distributed in any country other than France.

Generally, the circulation, publication, dissemination, dispatch, or distribution of this document and any other materials relating to this Offer and the making of the Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction or would require Bidder to make a public offer in any jurisdiction other than France, or the United States in connection with the separate U.S. Offer. Bidder has not sought and will not seek any regulatory approval of any securities exchange authority or similar regulatory authorities (other than competition and anti-trust authorities) outside France and the United States in connection with the French and U.S. Offer, respectively. Persons who come into possession of this document should inform themselves of and comply with any applicable legal restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of that jurisdiction. Bidder does not assume any responsibility for any violation by any person of any applicable legal restrictions.

The circulation, publication, dissemination, dispatch or distribution of this document and the information contained herein, as well as the Offer itself, is subject to specific restrictions in the United States of America, in accordance with the legislation in force in such jurisdiction:

United States of America

The Offer is not being made, directly or indirectly, in or into the United States. Neither this document, nor any other materials relating to the Offer may be circulated, published, disseminated, dispatched or distributed in or into the United States, by the use of the mails or any means or instrumentality of interstate commerce (including post, electronic mail, facsimile transmission, telex and telephone) or any facility of a United States national securities exchange or inter-dealer quotation system, and the Offer may not be accepted by the use of any such means or instrumentality, in or from within the United States.

Accordingly, no copies of this document or any other materials relating to the Offer may be mailed or otherwise circulated, published, disseminated, dispatched of distributed in or into or from within the United States or, in their capacities as such, to custodians, trustees or nominees holding Securities on behalf of persons in the United States, and persons receiving any such documents (including custodians, nominees and trustees) may not circulate, publish, disseminate, dispatch, or distribute them in, into or from within the United States, and doing so will render invalid any relevant purported tendering of Securities in the Offer.

The U.S. Offer is being filed in the United States in parallel to and separately from the Offer and is open to all holders of Shares located in the Unites States and to all holders of ADSs, wherever located, pursuant to an offer to purchase and related materials that Bidder intends to file with the U.S. Securities and Exchange Commission (“SEC”) under cover of Schedule TO (the “U.S. Offer Documents”).

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Subject to the AMF’s and SEC’s approvals, the Offer and the U.S. Offer will be made on substantially the same terms and their completion will be subject to the same conditions. Any holder of Shares residing in the United States or any holder of ADSs should read and refer to the U.S. Offer Documents described in the previous paragraph, and not the documents relating to the Offer, in making his or her decision whether to tender his or her Shares and/or ADSs in the U.S. Offer.

For the purposes of the foregoing paragraphs, “United States” shall mean the United States of America, its territories and possessions, any State of the Unites States, and the District of Columbia.

2.12	Financing the Offer and transaction expenses

2.12.1	Financing the Offer

Source and Amount of Funds

The Bidder estimates that the total amount of funds required to purchase all of the Securities pursuant to the Offers and complete the transaction would be approximately €230 million or $US333 million (based on the exchange rate as of 3 September 2008), excluding related transaction fees, costs and expenses. IBM will have sufficient funds to consummate the purchase of the Shares (including the ADSs) and the Warrants pursuant to the Offers and the other transactions described above, and will provide Bidder with sufficient funds to consummate such transactions.

2.12.2	Transaction expenses

Fees and Expenses.

The total amount of fees, costs and expenses incurred in connection with the Offer, including fees and expenses of financial advisers, legal counsel, auditors, experts and other advisers, as well as communication costs, are estimated to be approximately 7,000,000 euros.

2.13	Tax regime of the Offer

Based on the provisions of French tax law currently in force, the followings summarize the French tax consequences which may apply to shareholders of the Company who will participate in the Offer. Holders of Securities of the Company should consult their usual tax advisers in order to inform themselves on the tax rules which will be applicable to their specific case.

Any individuals who are not residents for tax purposes must comply with the applicable tax laws in force in their country of residence subject to the provisions of any international tax treaty between such country of residence and France.

(a)	Individuals who are tax resident in France and who hold Shares as part of their private assets but who do not carry out stock market transactions on a regular basis

The followings summarize the French tax consequences which may apply to individuals who are tax residents within the meaning of Article 4B of the French General Tax Code (GTC) and who do not make capital market transactions on the same terms of persons who perform such transactions on a professional basis. Individuals who do perform such transactions on a professional basis are advised to consult their usual tax adviser in order to inform themselves on the tax regime applicable to their specific case.

In accordance with Article 150-0 A of the GTC, any capital gains realised upon the transfer of securities, shares and similar financial instruments are subject to personal income tax at a rate of 18% (applicable to the first euro of the capital gains), only if the annual total value of transfers of securities, shares and similar financial instruments mentioned in that article (excluding any transfers covered by specific tax regimes such as the deferred tax regime (sursis d’imposition) or an equity savings plan (plan d’épargne en actions, hereafter “PEA”)), exceeds € 25,000, it being specified that this threshold is determined at the level of the taxpayer’s household as defined by the GTC.

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Capital gains derived from the transfer of securities consist of the difference between the Offer price and the price or purchase price of Shares tendered in the Offer.

Subject to the condition in relation to the annual value of transfers of securities, the following four social security contributions, which are not deductible from a person’s taxable income during the year in which they are payable, are added to the above-mentioned tax:

-	the contribution sociale généralisée (or “CSG”), at a rate of 8.2%;

-	the prélèvement social, at a rate of 2%;

-	the contribution additionnelle au prélèvement social, at a rate of 0.3% ; and

-	the contribution au remboursement de la dette sociale (or “CRDS”), at a rate of 0.5%.

For sales realized in 2008, the overall tax rate is 29%.

In accordance with the provisions of article 150-0 D 11 of the GTC, any capital losses which are incurred in a given year may be offset against capital gains of the same type realized during that same year, and during the next ten years, provided that the above-mentioned threshold of € 25,000 was crossed during the year in which the capital losses were incurred.

Special regime applicable to the French Share Save Plan (“PEA”)

The Shares are assets qualifying for inclusion in the PEA.

Under certain conditions, the PEA gives its holder the right (i) during the term of the PEA, to an exemption from personal income tax and social security contributions with respect to the net income and net capital gains generated by investments made as part of the PEA, provided that this income and these capital gains are retained in the PEA and (ii) upon the termination of the PEA (if terminated  more than five years after its inception) or at the time of any partial withdrawal from the PEA (if such withdrawal takes place more than eight years after its inception), to an exemption from personal income tax with respect to the net gains realised since the inception of the PEA. The income and the capital gains remain subject to the prélèvement social, the contribution additionnelle au prélèvement social, the CSG and the CRDS, at the rates in force on the date on which the gains were realised.

Capital losses incurred on investments made as part of a PEA may in principle only be offset against capital gains on investments made as part of the same PEA. However, if the PEA is terminated early before expiry of the fifth year or, under certain conditions, if the PEA is terminated after expiry of the fifth year, reported capital losses may be offset, subject to certain conditions, against capital gains of the same type realised outside the PEA during the year in which the plan was terminated or during the next ten years, provided that the above-mentioned threshold of sales of securities, shares and similar financial instruments has been crossed in the year in which the capital losses are incurred.

Employees and directors holding Shares as a result of the exercise of stock options

By virtue of Article 163 bis C of the GTC, beneficiaries of stock options of the Company which are granted in accordance with the provisions of articles L. 225-177 to L. 225-186 of the French Commercial Code may benefit from the preferential tax regime applicable thereto, both in terms of personal income tax and in terms of various social security contributions, provided that the Shares resulting from the exercise of such options are kept in a registered form and are not transferred before the end of a four-year period (in the case of options granted as of 27 April 2000) or a five-year period (in the case of options granted prior to that date) starting from the date on which such options were granted (except, under certain conditions, in the event of death, dismissal, disability, or retirement of the holder before the relevant period expires).

With respect to the Shares tendered in the Offer, their transfer shall take place on the actual settlement date of the trade (the date of settlement–delivery of the shares).

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(i) Capital gain on acquisition

If by the time of the settlement of the sale, the Shares have been held in a registered form and were not sold before the end of the above mentioned four or five-year period, the capital gains deriving from the exercise of the options (i.e. the difference between the first listed price on the date the option is exercised and the exercise price, this latter being increased of the part of the discount that is treated as a salary for personal income tax purposes upon the exercise of the option) shall be taxable as follows:

-	in the case of options granted before 20 September 1995: at an overall rate of 29% (including CSG, CRDS, prélèvement social of 2% and contribution additionnelle au prélèvement social);

-
in the case of options granted between 20 September 1995 and 26 April 2000: at the beneficiary’s discretion, either (i) at an overall rate of 41% (including CSG, CRDS, prélèvement social of 2% and contribution additionnelle au prélèvement social), or (ii) as a salary subject to personal income tax at the progressive rate ;

-
in the case of options granted as of 27 April 2000: at the beneficiary’s discretion, either (i) at an overall rate of 41% (including CSG, CRDS, prélèvement social of 2% and contribution additionnelle au prélèvement social) or of 29% (in the case of beneficiaries who have held the options for two additional years), in the case of the fraction of any annual capital gains up to € 152,500, and at an overall rate of 51% (including CSG, CRDS, prélèvement social of 2% and contribution additionnelle au prélèvement social) or of 41% (in the case of beneficiaries who have held the options for two additional years), for any capital gains in excess of this amount, or (ii) as a salary subject to personal income tax at the progressive rate.

-
in the case of options granted as of 16 October 2007: at the beneficiary’s discretion, either (i) at an overall rate of 43.5% (including CSG, CRDS, prélèvement social of 2%, contribution additionnelle au prélèvement social and contribution sociale salariale of 2.5%) or of 31.5% (in the case of beneficiaries who have held the options for two additional years), in the case of the fraction of any annual capital gains up to € 152,500, and at an overall rate of 53.5% (including CSG, CRDS, prélèvement social of 2% and contribution additionnelle au prélèvement social and contribution sociale salariale of 2.5%) or of 43.5% (in the case of beneficiaries who have held the options for two additional years), for any capital gains in excess of this amount, or (ii) as a salary subject to personal income tax at the progressive rate.

Conversely, if by the time of the settlement of the sale the shares have been converted into a bearer form or were sold before the end of the above mentioned four or five-year period, the capital gains deriving from the exercise of the option shall be subject as a salary to personal income tax as well as social security contributions and CSG and CRDS.

(ii) Gains or losses on transfer of Shares

Any capital gains realized or losses incurred upon tendering Shares in the Offer, calculated with reference to the first listed price for the Shares on the date on which the stock option is exercised, shall be subject to the tax regime which is applicable to capital gains as described in section 2.14 (a) above, excluding sections concerning PEA.

Individuals who are tax residents in France holding Warrants as part of their private assets but who do not carry out capital market transactions on a regular basis

Gains realized upon the transfer of Warrants are subject to the same taxation as capital gains on securities as described in section 2.13(a) above.

The Warrants are eligible to be included in a PEA provided that the holders of the Warrants already hold Shares in a PEA.

Shares held as part of a Company savings plan (PEE)

Income derived from Shares held in a PEE are exempt from income tax if reinvested in the plan and if subject to the same five-year holding period as the securities to which they relate. The income is tax exempt upon expiry of the corresponding holding period. The capital gains realized are also tax exempt provided the securities are in registered form and make reference to their origin.

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Income from securities held in a PEE or which the participant has requested release either in the case of early release under the conditions provided for by applicable legal and regulatory provisions, or after the holding periods, remain subject to social security contributions (CSG, CRDS, prélèvement social and contribution additionnelle au prélèvement social).

(b)	Legal entities which are tax residents in France and subject to corporate income tax

Standard tax regime

Any capital gains realized upon the sale of Securities, equal to the difference between the price offered and the cost for tax purposes of such Securities tendered in the Offer, shall in principle be included in taxable earnings, and shall be taxed by applying the standard rate of corporate income tax of 33⅓% plus (where applicable) the social security contribution of 3.3%, subject to an allowance which may not exceed 763,000 euros in any given twelve-month period (Article 235 ter ZC of the GTC).

Subject to conditions which are set out in Articles 219 I-b and 235 ter ZC of the GTC, some legal persons may be subject to a lower tax rate of 15% (for up to € 38,120 of taxable profits in any given twelve-month period) and exempt from the social security contribution of 3.3%.

In so far as may be necessary, it is specified that capital gains resulting from the sale or transfer of Warrants by a legal entity that is subject to corporate income tax in France are subject to the standard tax regime described above and are not subject to the beneficial tax regime applicable to long-term capital gains.

Tax regime applicable to long-term capital gains

In accordance with Article 219-I-a quinquies of the GTC, long-term capital gains realized upon the sale of equity interests (titres de participation) which have been held for at least two years, are exempt from corporate income tax with the exception of a proportion of the costs and expenses equal to 5% of the net earnings from capital gains on sales which are included in the calculation of taxable income to be taxed at the standard rate.

The equity interests which constitute titres de participation within the meaning of Article 219-I-a quinquies of the GTC include shares deemed to be equity interest for accounting purposes, shares acquired as part of a public tender offer or exchange offer by the company initiating such offer and shares eligible for the parent-subsidiary tax regime under Articles 145 and 216 of the GTC, if such shares are treated as titres de participation or are placed in a specific sub-account, with the exception of securities in real estate companies.

Any capital losses incurred upon the sale of Shares which fall under the tax regime applicable to long-term capital gains under article 219-I-a quinquies of the GTC may not be offset or carried forward.

The attention of shareholders is hereby drawn to the fact that French Finance Act 2007 (Loi de finances pour 2007) excluded from the long-term capital gains tax regime, investment securities (titres de placement) the cost price of which is at least equal to € 22,800,000 and which satisfy the conditions (other than the holding of 5% or more of the share capital in the issuing company) to be eligible for the parent-subsidiary tax regime. These securities, which, subject to certain conditions, were previously taxable at a lower rate of corporate income tax (15%), are henceforth taxed at the standard corporate tax rate mentioned above. In addition, the French Finance Act 2008 (Loi de finances pour 2008) has excluded from the long-term capital gains tax regime equity interests (titres de participation) as defined above, held in non-listed in real estate companies. Titres de participation in listed real estate companies, remain within the scope of the long-term capital gains tax regime, but are subject to a special tax rate of 16.5%.

(c)	Holders of Securities whose tax residence is outside France

Subject to the provisions of applicable international tax treaties, capital gains realized upon the sale for consideration of Shares by persons who are not French tax residents within the meaning of article 4 B of the GTC or whose registered office are located outside France, and which are not connected with a permanent establishment or fixed base subject to taxation in France, are not taxable in France to the extent that the transferor, in the case of individuals, has not directly or indirectly, alone or as part of a family group, held interests carrying the right to more than 25% of the profits of the company whose shares are being sold, at any time during the five years prior to the sale. Capital gains realized on the sale of a shareholding exceeding or having represented more than this 25% limit during the aforementioned period, are subject to tax in France at a rate of 18%, subject to the terms of any applicable international tax treaties.

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(d)	Other holders of Securities

Shareholders and holders of Securities in the Company who are subject to a different tax regime than that described above and who decide to take part in the Offer, such as taxpayers who perform volumes of transactions on securities beyond the scope of mere portfolio management or who recorded their shares as assets in their balance sheets, must inform themselves on the tax regime applicable to their situation.

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3.	ASSESSMENT OF THE OFFER PRICE FOR THE SECURITIES

Given that no financial projections were provided by ILOG, this assessment of the offer price was based on publicly available information on ILOG and its business and its competitors, and on usual and relevant methods of evaluation as outlined below. It did not fall within the mission of UBS either to independently verify or submit such information to an independent audit or verify or evaluate the assets and liabilities of ILOG. Therefore, UBS cannot be held liable for the content of this information.

ILOG shareholders will receive €10.00 in cash for each ILOG Share tendered in the Offer.

3.1	Methodology

3.1.1	Selected Methodologies

The consideration proposed in the Offer has been assessed through an analysis based on the following customary valuation methods:

-	Analysis of Historical Stock Trading Prices

■	benchmarking IBM’s offer price for ILOG vs. ILOG’s historical trading price averages

-	Analysis of Comparable Companies

■	valuation and operational benchmarking of companies deemed similar to ILOG; and

■	peer groups considered include BRE (Business Rules Engine) / BRMS (Business Rules Management System) vendors, and other mid-cap software companies within the U.S. and Europe; and

-	Analysis of Precedent Transactions

■	analysis of recently completed M&A transactions, and their implied valuations, for companies deemed similar to ILOG

3.1.2	Methodologies Not Selected

For the purpose of valuing ILOG, other methodologies typically used in valuing a transaction were not considered. The paragraphs below provide an overview of the various methodologies that were not selected and explain the rationale behind why these methodologies were not actually selected:

-
Discounted cash flow (DCF): a DCF analysis is a methodology to determine the present value of a company’s projected cash flows. In this case, ILOG’s management did not provide financial forecasts and the limited number of research analysts following ILOG do not provide projections beyond June 2010. As DCF is dependent on robust, long-term projections, the absence of such projections, in this case, makes the analysis unsuitable;

-
Dividend yield: the dividend yield methodology values the dividend flows paid by a company. ILOG has not paid any cash dividends on its share capital to date, therefore this methodology was not utilized. In addition, this method’s relevance is limited as any dividend flow depends on the chosen pay-out ratio and is not necessarily representative of a company’s cash generation capacity;

-
Net asset book value: net asset book value is a methodology which values the amount of shareholders’ equity reported on the balance sheet of a company. As software companies primarily develop intellectual property and other intangible assets, an analysis based on net asset book value would likely prove irrelevant;

-
Net adjusted asset book value: this methodology corrects the amount of shareholders’ equity reported on the balance sheet by considering the latent capital gains and losses for both assets and liabilities and takes into account off-balance sheet items. This methodology is used primarily for holdings of minority stakes, real estate companies or distressed securities, rendering it largely irrelevant for ILOG; and

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-
Equity research analysts’ target price indications: though not a valuation methodology as such, for indicative reference, the publicly available price targets of the analysts having published research notes on ILOG are included herein. ILOG is covered by a limited number of analysts, 5 as a whole, who are CM-CIC Securities, Bryan Garnier & Co, Oddo Midcap, Gilbert Dupont, Landsbanki Kepler. However, the only available research notes with the necessary information issued after ILOG’s Q3 results were announced are Bryan Garnier & Co (May 2, 2008) and Oddo Midcap (June 2, 2008) research notes.

3.1.3	Sources of Information on ILOG

This section relies on various sources as the basis for historical ILOG share trading prices, valuation methodologies and other general assumptions. ILOG is a public company listed on Euronext Paris (filing periodic reports denominated in Euros and prepared in accordance with IFRS) and the NASDAQ Global Select Market (filing periodic reports denominated in US Dollars and prepared in accordance with US GAAP) and, as a result, there are various sources of information available for analysis. The sources presented below have been prepared relying on the accuracy and completeness of the information obtained from the sources referred to in this analysis without any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of ILOG.

The valuation has been based solely on the following sources:

-	Reports filed in accordance with SEC standards: Forms 20F and 6K for ILOG’s fiscal year ending June 30, 2007 and interim periods of fiscal year 2008;

-
Reports filed in accordance with AMF standards: “Documents de Référence” and “Actualisation du Document de Référence” for ILOG’s fiscal year ending June 30, 2007 and interim periods of fiscal year 2008 (2007 “Document de Référence” available on the websites of the AMF and ILOG, filing number D.07-0893, filed on 9 October 2007 with the AMF, and amended, which amendment is also available on the websites of the AMF and ILOG, filing number D.07-0893-R01, filed on 24 October 2007 with the AMF, and updated by an “Actualisation du Document de Référence” available on the websites of the AMF and ILOG, filing number D.07-0893-A01, filed on 22 February 2008 with the AMF);

-
Broker reports pertaining to ILOG published subsequent to the announcement of ILOG’s third quarter results and which together represent the “Broker Consensus”. The considered notes include Oddo Midcap (June 2, 2008) and Bryan Garnier & Co (May 2, 2008). The financial aggregates presented in US dollars in the Oddo note have been converted into Euros at a €/ $ exchange rate of 1.555 as inferred by the report;

-	Unaudited financial statements for the year ended June 30, 2008 communicated by ILOG on the 28th July 2008;

-	Company presentations and press releases available on ILOG’s website from June 2007 through July 28, 2008;

-	Selected relevant information made available in the dataroom by ILOG; and

-	External sources identifying stock price movements, including Bloomberg, Datastream, and FactSet.

3.1.4	Calculation of ILOG’s Equity Value to Enterprise Value Bridge

The following methodology was used to calculate ILOG’s enterprise value.

(a)	Diluted number of shares

In determining the diluted number of shares, we have considered all the stock options, Warrants and shares attributed for free to be issued which would be exercisable as a result of the offer (both vested and non-vested plans).

Diluted shares outstanding are calculated taking into account options and warrants issued at various strike prices. Options and warrants with strike price below €9.50 have been added to the diluted share count, while options and warrant above this price are assumed to be retired at a price of €0.50.

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As of June 30, 2008, there are 19,208,848 shares outstanding, of which 822,798 are held by the Company and hence not included in the calculations. Moreover, assuming an offer price of €10.00, there are:

-	2,080,809 outstanding stock options issued under the 1996, 1998, 2001 and 2004 options plans with a strike price below €9.50, generating proceeds to ILOG of €16.0m if exercised; and

-	158,000 exercisable outstanding Warrants, generating proceeds of €1.4m to ILOG if exercised.

The valuation has been calculated on a fully diluted share count of 18,883,065 under the treasury method assuming a share buy back at €10.00 of 1,741,794 shares (using the total proceeds of €17.4m following the exercise of options and warrants as a result of the transaction).

Stock options and Warrants with a strike price superior to €9.50 as well as shares attributed for free  are not included in the above calculation and are considered forfeited against a payment of €0.8m for these options and Warrants and €3.6m for the shares attributed for free as provided in section 2.3.

(b)	Adjusted net debt / (net cash)

As of June 30, 2008 (latest consolidated balance sheet information available), the net cash position of the Company was €42.7m and was derived as follows: a cash position of €47.1m minus a short-term debt position related to the capital lease of €0.01m. This amount has been adjusted by the €0.8m compensation paid for the stock options and Warrants with a strike price superior to €9.50 as provided in section 2.3.1, as well as the €3.6m compensation paid for the 358,000 shares attributed for free, as provided in section 2.3.2.

(c)	Equity Investments

As of June 30, 2008, ILOG held equity investments with a book value of €5.6m, including a €0.7m loan to affiliates. These investments included:

-	12.5% interest in South Korean company RTO Technologies Inc.;

-	35.0% interest in Chinese company First Tech Co., Ltd.; and

-	33.0% interest in French company Prima Solutions S.A.

(d)	Provision for Deferred Tax Liabilities

Deferred tax liabilities amount to -€0.02m.

(e)	Non-recurring provisions (pensions)

As of June 30, 2008, ILOG held on its balance sheet a Defined Benefit Obligation (DBO) in IAS (International Accounting Standards) or Projected Benefit Obligation (PBO) in FAS (Financial Accounting Standards) of €2.1m. The tax-effected amount at the French marginal tax rate of 34.4% is €1.4m.

(f)	Summary of adjustments between equity value and enterprise value

The adjustments between Equity value and Enterprise value are as follows: (- net adjusted cash position – equity investments + deferred tax liabilities + retirement obligations (pensions)). The sum of all adjustments represented a net deduction of €46.9 million to the equity value, calculated according to the formula above as (-€42.7m - €5.6m - €0.02m + €1.4m).

3.1.5	External Sources used to Calculate Trading and Transaction Multiples

Trading multiples have been calculated solely on the basis of trading data provided by external sources such as FactSet and 2008 and 2009 financial information sourced from equity research analyst reports. It is noted that the companies in the trading and transaction comparables sample have fiscal years ended at different points in time than ILOG and in order to deal with the differences resulting there from we have assumed a fiscal year ended on the 30th of June for all of them.

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Transaction multiples have been calculated solely on the basis of information released by bidders and targets in their annual reports and press releases. This information relates to the accounting period preceding the acquisition or projections provided by the reports.

3.2	Assessment of the Offer Price

3.2.1	Analysis of Trading Prices

(a)	Trading History

ILOG shares are listed on the Euronext Paris and the NASDAQ Global Select Market (in the form of the ADSs). On the basis of 18,386,050 shares issued (excluding treasury stocks), ILOG’s free float, defined as all shareholders with shareholdings representing less than 1.00% of outstanding capital, is estimated at 48% as of July 25 2008. Over the last 12 months, ILOG’s trading volume in aggregate represented 84% of the free float as defined earlier, and over the same period, ILOG’s average daily trading volume represented 0.32% of the free float. The table below shows the evolution of the share price over the last 12 months, ILOG’s relative performance compared to a selected group of comparable companies and the FSBF250 index and ILOG’s trading volumes on Euronext Paris.

Source: FacSet

1 Peers include: Fair Isaac, TIBCO and Pegasystems; indexed to ILOG’s share price of €9.20 on 25 July-07

(b)	Evolution of Trading Prices

-	On July 26, 2007, ILOG announced its fourth quarter results as well as revenues for fiscal year 2007, which increased 21% from fiscal year 2006. The stock gained €0.05 to close at €9.25.

-
On October 31, 2007, ILOG announced its first quarter results for fiscal year 2008. The credit crisis led many of the Company’s banking customers to postpone investment decisions and caused the Company to report a net loss for the quarter. The stock price dropped €0.60 to close at €8.50.

-	On November 13, 2007, Conversion Capital Partners Ltd announced it had crossed the 5.0% ownership threshold of ILOG’s outstanding capital and voting rights.

-
On January 31, 2008, ILOG announced its second quarter results for fiscal year 2008. The Company noted that its strategy of diversifying beyond the financial services industry allowed it to meet its revenue targets. U.S. GAAP earnings per share were $0.15 compared with $0.05 the previous year. The stock price fell €0.02 to €6.85.

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-
On April 30, 2008, ILOG announced its third quarter results for fiscal year 2008. The Company noted a weak level of BRMS opportunities in banking and other industries as a result of the U.S. economic slowdown. The Company lowered its revenue and income guidance for the fiscal year. The stock price fell €0.48 to close at €5.03 on volume of 70,704 shares.

-	On May 29, 2008, Conversion Capital Partners Ltd. announced it had acquired more than 10% of ILOG’s share capital. The stock price gained €0.14 to close at €5.75.

-	On July 28, 2008, the stock trading was suspended all day following the release of the announcement of the offer of IBM on ILOG.

(c)	Offer Premium

The table below indicates the implicit premiums of the Offer based on the last quoted share price for ILOG before the announcement of the Offer, i.e. the price as of July 25th, 2008. The implied premiums of the Offer are calculated using a Share Price of €10.00.

	Price (€)	Implied Premium (%)
Share price as of 25 July-08	7.30	37
12-month highest	9.54	5
12-month lowest	5.03	99
Trading prices (based on average closing price) [1]
1-month average	6.43	56
3-month average	6.02	66
6-month average	6.12	63
12-month average	7.15	40
Trading prices (based on volume weighted average closing price) [1]
1-month average	6.66	50
3-month average	6.03	66
6-month average	6.13	63
12-month average	7.33	36

Source:	FactSet as of 25 July-08
Note:
1	Rounded to nearest cent for the purposes of presentation

3.2.2	Analysis of Comparable Companies

(a)	Methodology

Companies in the technology sector, and more specifically, in the software subsector are typically compared on the basis of enterprise value (EV) to operating income unaffected by depreciation and amortization (EV/EBITDA), price to earnings per share (P/E), as well as enterprise value to revenue (EV/revenue).

Investors often base investment decisions on expectations of future profitability. Therefore, investors often look at estimates of future financial performance of companies prepared by financial analysts to help them form their decisions. Investors will evaluate metrics including expected revenue growth, profitability margins, earnings growth, as well as relative size of companies in comparison to each other. The selected comparable companies are covered by several equity research analysts and consensus estimates for the periods ending June 2008 and 2009 are widely available.

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(b)	Selection of the Trading Comparable Sample

ILOG is a mid-cap software company predominantly active in both Europe and the US and is therefore directly comparable to companies of the following categories:

(i)	Business Rules Engine (BRE) / Business Rules Management System (BRMS) segment (the most relevant market for ILOG);

(ii)	U.S. mid-cap software companies; and

(iii)	European mid-cap software companies.

For each of these categories, we have selected the following sample of companies:

-	BRE / BRMS : TIBCO, Fair Isaac, Pegasystems

-	U.S. mid-cap software : Borland, Vignette, Actuate, i2 Technologies

-	European mid-cap software : Software AG, Cegid, Kofax and SDL

Business Rules Management Systems:

According to IDC, ILOG is the leading Business Rules Management Systems (BRMS) vendor with the largest market share at 24.9% in 2007. Comparable listed companies in this segment include Fair Isaac and Pegasystems. TIBCO, primarily focused on data integration and access solutions, is also comparable due to the alignment of integration software and technologies with BRMS. Computer Associates, which is also a BRMS vendor, was not retained as a comparable company for this analysis due to its highly diverse set of products and large scale in comparison to the comparables selected.

US Mid-cap Software:

The US mid-cap software market consists of many different types of software vendors, who sell applications, middleware and infrastructure software. Many of these independent software vendors (ISVs) sell multiple software products across different functional areas and with different features. The relevant comparable companies in this category include Borland, Vignette, Actuate, and i2 Technologies. Their relatively similar operating history, size, margins and growth profile, competitive positions in the industry and product portfolios which span multiple software categories, make them appropriate comparables for many different software companies including ILOG.

European Mid-cap Software:

While the enterprise software market is in many ways a global market, there are relatively few publicly traded software companies listed in Europe, in comparison to the more than 200 listed in the United States. For this reason, European-listed pure-play software providers, such as Software AG, Cegid, Kofax and SDL, are relevant comparables.

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(c)	Comparable Companies Growth and Margin Analysis

		Margin Analysis
	Revenue Growth	EBITDA		Net Income
	LTM – NTM	LTM	NTM	LTM	NTM
Company		(%)	(%)	(%)	(%)

ILOG	4.9	3.5	4.5	1.5	3.9
Business Rules Engine
TIBCO Software	8.9	23.9	27.1	11.7	13.9
Fair Isaac	(3.6)	26.8	26.3	13.7	12.7
Pegasystems	20.3	5.0	6.6	5.9	6.6
Mean	8.5	18.6	20.0	10.5	11.0
Median	8.9	23.9	26.3	11.7	12.7
US Mid-cap Software
i2 Technologies	4.5	14.9	16.6	10.0	10.7
Actuate	6.2	21.2	23.8	14.5	16.4
Vignette	1.2	7.7	5.7	8.9	5.6
Borland Software	(18.3)	2.1	6.1	nm	0.5
Mean	(1.6)	11.5	13.0	11.2	8.3
Median	2.9	11.3	11.4	10.0	8.1
European Mid-cap Software
Software AG	15.7	25.7	27.3	14.6	15.3
SDL	13.9	15.9	16.2	10.8	11.0
Kofax	7.0	11.3	11.7	9.5	11.1
Cegid	5.4	24.0	25.0	8.1	9.0
Mean	10.5	19.2	20.1	10.7	11.6
Median	10.4	20.0	20.6	10.2	11.0

Source:                    FactSet, Wall Street research, Company Reports
Note:
Comparable companies calendarized to June 30th year end to match ILOG’s fiscal year end

(d)	Comparable Companies Trading and Valuation Analysis

The table below summarizes the EV/revenue, EV/EBITDA and P/E multiples for ILOG and the selected companies and is based on expected revenue, EBITDA and EPS estimates assuming a fiscal year ended June 30.

As evidenced in the table above the following is to be noted:

-	ILOG’s profitability is significantly lower than most of its peers and as such the use of EV/revenue multiples to ILOG is of lesser relevance; and

-	Though ILOG’s profitability is comparable to Pegasystems, its growth expectations are significantly lower than Pegasystems rendering difficult any direct comparison.

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	Share Price	FD Equity	Total Enterprise	EV/Revenue		EV/EBITDA		P/E
	7/25/2008	Value	Value	LTM	NTM	LTM	NTM	LTM	NTM
Company [1,2]	(€)	(€m)	(€m)	(x)	(x)	(x)	(x)	(x)	(x)
BRE/BRMS Software Providers
TIBCO	5.13	977	839	2.1	1.9	8.8	7.1	21.0	16.0
Fair Isaac	14.43	709	923	1.8	1.9	6.9	7.3	10.7	11.2
Pegasystems	9.49	373	270	2.3	1.9	nm	29.1	nm	38.6
Mean				2.1	1.9	7.9	14.5	15.8	21.9
Median				2.1	1.9	7.9	7.3	15.8	16.0
US Mid Cap Software
i2	8.72	197	299	1.8	1.7	12.2	10.4	14.1	12.8
Actuate	2.91	192	156	1.8	1.7	8.4	7.1	15.2	13.0
Vignette	7.14	180	79	0.7	0.7	8.7	11.6	17.0	25.5
Borland	0.96	70	76	0.5	0.6	23.3	10.0	nm	nm
Mean				1.2	1.2	13.1	9.8	15.4	17.1
Median				1.2	1.2	10.4	10.2	15.2	13.0
European Mid Cap Software
Software AG	45.85	1,319	1,473	2.1	1.9	8.3	6.8	13.2	10.8
SDL	4.46	343	324	2.0	1.8	12.6	10.9	22.3	16.8
Kofax	2.31	204	172	0.8	0.8	7.1	6.4	14.0	11.5
Cegid	16.10	149	227	0.9	0.9	3.8	3.5	7.4	6.3
Mean				1.5	1.3	8.0	6.9	14.2	11.4
Median				1.5	1.3	7.7	6.6	13.6	11.2
TOTAL MEAN				1.5	1.4	10.0	10.0	15.0	16.3
TOTAL MEDIAN				1.8	1.7	8.5	7.3	14.1	12.9
ILOG Implied Share Price based on Mean (€)				12.47	12.21	4.74	5.59	1.54	4.34
ILOG Premium to Implied Share Price at €10.00 (%)				(20)	(18)	111	79	549	131
ILOG Implied Share Price based on Median (€)				14.29	14.33	4.41	4.74	1.45	3.44
ILOG Premium to Implied Share Price at €10.00 (%)				(30)	(30)	127	111	590	191
Source: FactSet, Wall Street research, Company reports
Notes:
1	Comparable companies deemed to have a fiscal year ended June 30; multiples greater than 50.0x or negative represented with “nm”; EBITDA multiples greater than 30.0x or negative represented with “nm”
2	Cash and debt numbers per latest filings available converted to Euros using a spot conversion rate of 1.00€/ 1.568US$ and 1.00€ / 0.788£ as of 25 July-08
3	LTM figures as of 30 June 2008 based on full year results, NTM estimates per mean of available broker research.
4
On August 11th 2008, JDA Software announced the filing of a public tender offer to acquire i2 for a consideration equal to $14.86 per share. The data above reflect i2 share price and valuation on a standalone basis as of the date indicated above and do not reflect any impact on the performance expected nor on the price per share resulting from the filing of the tender offer

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3.2.3	Analysis of Precedent Transactions

(a)	Methodology

This analysis consists of comparing the implied multiples based on the Offer Price with multiples of precedent transactions in the software market. This methodology is limited to the availability of information for each transaction as some transactions may include specific terms (guarantees, earn-outs, etc.).

(b)	Selection of the Precedent Transactions Sample

Each transaction is unique and the prices offered for each transaction account for the dynamics of each transaction, the expected synergies and the pre-transaction level of valuation of each company at the time of such transaction took place.

Subject to these conditions, the selected transactions include all transactions in the software sector that were completed after November 2004 with equity value greater that $50 million. The selected transactions are acquisitions with only cash or a large cash component as part of the offer consideration and acquisitions made by a strategic investor.

			Equity	EV	EV/Revenue		EV/EBITDA[1]		Eq. Val./Net Income[1]
Date Announced	Acquiror	Target	Value (€m)	Value (€m)	LTM (x)	NTM (x)	LTM (x)	NTM (x)	LTM (x)	NTM (x)
30 July-08	SunGard	GL Trade	401	368	2.0	1.9	9.8	9.4	15.8	15.3
28 July-08	Sophos	Utimaco	218	191	2.9	2.3	15.8	10.3	32.5	19.3
25 June-08	Progress Software	IONA Technologies	103	68	1.4	1.3	23.9	9.5	nm	18.4
1 June-07	IBM	Telelogic[2]	480	469	3.3	2.9	17.0	13.6	31.5	24.8
05 Apr-07	Software AG	webMethods	347	265	2.1	2.0	nm	nm	nm	nm
23 Oct-06	Oracle	Metasolv	178	134	1.8	1.6	24.2	14.8	nm	nm
28 Aug-06	Corel	InterVideo	127	71	0.9	0.9	8.9	10.1	22.3	27.4
24 Apr-06	JDA Software	Manugistics	170	199	1.4	na	13.5	na	nm	na
12 Apr-06	Oracle	Portal Software	180	144	1.5	na	nm	na	nm	na
Mean					1.9	1.8	16.2	11.3	25.5	21.0
Median					1.8	1.9	15.8	10.2	26.9	19.3

ILOG implied share price based on mean (€)					14.90	14.98	6.13	5.99	2.62	5.61
ILOG premium to implied share price at €10.00 (%)					(33)	(33)	63	67	281	78
ILOG implied share price based on median (€)					13.91	15.39	6.05	5.64	2.76	5.14
ILOG premium to implied share price at €10.00 (%)					(28)	(35)	65	77	262	95

Source: Company filings, Wall Street research
Notes:
All values converted to Euros using a spot conversion rate of 1.00€ / 1.568 US$ as of 25 July -08

1    Multiples greater than 50.0x or negative represented with “nm”; EBITDA multiples greater than 30.0x or negative representedwith “nm”

2    Stock based compensation information not available through brokers or Company information

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In addition to the precedent transaction multiples analysis, the table below summarizes the premiums to market prices observed at the time of such transactions.

Date Announced	Acquiror	Target	EV [1] (€m)	Premium to 1 Day Prior [2] (%)	Premium to 1 Week Prior [3] (%)	Premium to 4 Weeks Prior [4] (%)
30 July-08	SunGard	GL Trade	368	21.8	21.3	19.0
28 July-08	Sophos	Utimaco	191	92.1	89.7	82.4
25 June-08	Progress Software	IONA Technologies	68	12.5	11.9	10.3
1 June-07	IBM	Telelogic [5]	469	20.8	22.0	22.6
05 Apr-07	Software AG	webMethods	265	25.7	26.2	29.0
23 Oct-06	Oracle	Metasolv	134	23.5	20.1	29.8
28 Aug-06	Corel	InterVideo	71	35.4	34.2	35.3
24 Apr-06	JDA Software	Manugistics	199	4.2	6.5	7.2
12 Apr-06	Oracle	Portal Software [6]	144	16.9	16.1	41.6
Mean (%)				28.1	27.6	30.8
Median (%)				21.8	21.3	29.0

Implied ILOG share price based on mean (€)				9.35	8.90	8.71
ILOG premium to implied share price at €10.00 (%)				7	12	15
Implied ILOG share price based on median (€)				8.89	8.47	8.59
ILOG premium to implied share price at €10.00 (%)				12	18	16
Notes:
1    Converted to Euros using a spot conversion rate of 1.00€ / 1.568US$ as of 25 July-08
2    1 Day Prior means the last trading day before the date of announcement
3    1 Week Prior means volume-weighted average of 5 days before the date of announcement
4    4 Weeks Prior means volume-weighted average of 1-month before the date of announcement
5    Telelogic premiums shown on dates indicated despite pre-bid speculation which influenced trading leading up to the announcement
6    Portal Software premiums calculated using spot prices due to unavailability of volume-weighted pricing data

3.2.4	Other References

The table below summarises for information purposes the available target share prices published by analysts covering ILOG.

Broker	Date	Recommendation	Target price (€)	Offer price premium vs Target price
CM-CIC Securities	30 April 2008	Sell	5.15	94%
Bryan Garnier & Co	02 May 2008	Buy	7.20	39%
Oddo Midcap	02 June 2008	Add	7.50	33%
Gilbert Dupont	26 June 2008	Hold	5.50	82%
Landsbanki Kepler[1]	01 July 2008	Hold	4.44	125% [2]
Notes:
1           Converted to euros using a spot conversion rate of 1.00€ / 1.578 US$ as of 1 Jul-08
2           Premium calculated based on target price converted to euros as this broker provides their price targets in US$

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3.2.5	Summary Assessment of the Offer Price

	Price (€)		Implied Premium (%)
Share price as of 25 July-08	7.30		37
12-month highest	9.54		5
12-month lowest	5.03		99
Trading prices (based on average closing price) [1]
1-month average	6.43		56
3-month average	6.02		66
6-month average	6.12		63
12-month average	7.15		40
Trading prices (based on volume weighted average closing price) [1]
1-month average	6.66		50
3-month average	6.03		66
6-month average	6.13		63
12-month average	7.33		36

	Implied ILOG share price based on:		Offer Price premium to ILOG implied share price based on:
	Mean	Median	Mean	Median
Comparable Companies
EV/Revenue	12.47/12.21	14.29/14.33	(20)/(18)	(30)/(30)
EV/EBITDA	4.74/5.59	4.41/4.74	111/79	127/111
P/E	1.54/4.34	1.45/3.44	549/131	590/191
Precedent Transactions
EV/Revenue	14.90/14.98	13.91/15.39	(33)/(33)	(28)/(35)
EV/EBITDA	6.13/5.99	6.05/5.64	63/67	65/77
Eq. Value/Net Income	2.62/5.61	2.76/5.14	281/78	262/95
Precedent Transactions Premium
1 Day	9.35	8.89	7	12
1 Week	8.90	8.47	12	18
1 Month	8.71	8.59	15	16

Source:               FactSet as of 25 July-08

Note:

1    Rounded to nearest cent for the purposes of presentation

3.3	Assessment of the Offer Price for ILOG Warrants

The Warrants are not listed and can only be sold prior to their maturity date in the Offer and in the subsequent Offer. The Warrants targeted by the Offer were granted to members of the Board of Directors (and former members of the Technical Advisory Board).

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In the money warrants

158,000 of these warrants are exercisable based on the current Offer price.

The terms of the Offer made for ILOG warrants are identical to the terms of the Offer made for the underlying Company Shares after deduction of the exercise price as if Warrants holders elected to convert the Warrants and tender the underlying shares instead of the Warrants.

Consequently, the valuation of the Offer for the Warrants is consistent with the valuation of the Offer for Company shares. The table below supplies details about the different prices offered for those warrants.

Date of grant by ILOG Board	Number of warrants issued	Outstanding warrants	Maturity	Exercise price (€)	Subscription price (€)	Offer Price (€)
30-Nov-04	56,000	46,000	30-Nov-09	9.35	0.49	0.65
30-Nov-06	64,000	64,000	30-Nov-11	9.17	0.48	0.83
29-Nov-07	64,000	48,000	29-Nov-12	8.07	0.43	1.93
Total	184,000	158,000

Out of the money warrants

96,000 warrants are considered “Out of the money” based on current Offer price.

The price for those warrants is equal to €0.5, as detailed below.

Date of grant by ILOG Board	Number of warrants issued	Outstanding warrants	Maturity	Exercise price (€)	Subscription price (€)	Offer Price (€)
16-Dec-03	56,000	32,000	16-Dec-08	10.45	0.55	0.50
16-Dec-03	20,000	16,000	16-Dec-08	10.99	0.01	0.50
29-Nov-05	56,000	48,000	29-Nov-11	12.37	0.65	0.50
Total	132,000	96,000

The last board allocation of warrants was done on 29 November 2007 at a price of €0.43 per warrant. These warrants had a 5 years maturity and were attributed “at the money” (strike price of €8.07 vs. last closing stock price prior to the decision of €8.00).

The out of the money warrants’ price is the same as the one proposed to ILOG’s employees for their out of the money options.

For information purposes, the theoretical value of warrants can be calculated with a Black and Scholes model with the following assumptions:

-	A €10.0 spot price (Offer price);

-	An interest rate based on the EURIBOR swap rate curve as of July 25, 2008 and linked to the maturity of the warrant;

-	No distributed dividends;

-
A volatility ranging between 20-45%. ILOG’s 260 days volatility stood at 35.5% as at 25 July 2008 whilst the annualised 130 days volatility stood at 40.2%. The 260 days and 130 days annualised volatilities have evolved between 23.6% – 35.5% and 21.7% – 41.1% respectively over the last 12 months.

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In addition to of the intrinsic limitations of the Black and Scholes model, this theoretical valuation is limited by the following factors:

-	Applicability and quantum of a possible liquidity discount due to the fact that the warrants are neither traded nor transferable;

-	Probability of a squeeze out affecting the effective maturity of longer dated warrants

-	Impact of the present offer on ILOG’s volatility

The tables below summarises the outcomes of the Black and Scholes model

Grant Date		16-Dec-2003	16-Dec-2003	29-Nov-2005
Assumptions
Strike (€)		10.45	10.99	12.37
Maturity		16-Dec-08	16-Dec-08	29-Nov-10
Spot (€)		10.0	10.0	10.0
Risk free rate (%)		5.16	5.16	5.04

Value (€)
Volatility
	20%	0.39	0.22	0.84
	25%	0.51	0.33	1.14
	30%	0.64	0.45	1.45
	35%	0.76	0.57	1.75
	40%	0.88	0.69	2.06
	45%	1.01	0.81	2.36

4.	PERSONS RESPONSIBLE FOR THE OFFER DOCUMENT

4.1	For Bidder

“To my knowledge, the information contained in this Offer document is accurate and nothing has been omitted that could make it misleading.”

Paris, 12 September 2008

Olof Rudbeck

Président

4.2	For the presentation of the Offer

“In accordance with article 231-18 of the AMF General Regulations, NATIXIS and UBS,  the institutions presenting the Offer, certify that to their knowledge, the presentation of the Offer they have examined, on the basis of information provided by Bidder, and the criteria for determining the proposed price, are accurate and nothing has been omitted which could make it misleading.”

Paris, 12 September 2008

NATIXIS	UBS Securities France, S.A.

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Forward-looking Statements

The Offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the Offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with the laws of such jurisdiction.

This document contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG S.A. resulting from and following the Offers and the successful completion of the transaction. These statements reflect IBM’s, CITLOI S.A.S.’s and ILOG S.A.’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and IBM, CITLOI S.A.S. and ILOG S.A. shall be under no obligation to (and expressly disclaim any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

Additional Information

The Offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. This English translation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares or warrants. The solicitation and the offer to buy the shares and warrants will be made only pursuant to an offer to purchase and related materials that IBM and its subsidiary, CITLOI S.A.S., have filed with the AMF (in particular the Note d’Information) and intend to file with the U.S. Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG S.A. also has filed with the AMF a Note en Réponse with respect to the French Offer and intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the U.S. Offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO that will be filed and the Note d’Information that has been filed by CITLOI S.A.S. and the Schedule 14D-9 that will be filed and the Note en Réponse that has been filed by ILOG S.A. because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org) or with the SEC from the SEC’s website (www.sec.gov), in both cases without charge. Such materials filed by IBM and CITLOI S.A.S., and ILOG S.A. will also be available for free at IBM’s web site (www.ibm.com), and at ILOG S.A.’s web site (www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the Offers.